Exhibit 99.1

St. John's, NL - July 30, 2020

FORTIS INC. REPORTS SECOND QUARTER 2020 EARNINGS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its second quarter results1 today.

Highlights
•Continued to deliver safe and reliable service throughout the pandemic
•Second quarter 2020 net earnings were $274 million, or $0.59 per common share
•Adjusted net earnings2 of $0.56 per common share, up from $0.54 in the same quarter last year
•Capital expenditures of $2.0 billion, representing 47% of the 2020 annual capital plan, were completed in the first half of the year
•The Corporation's five-year capital plan of $18.8 billion and dividend growth guidance remain unchanged
•Announced a new 80% greenhouse gas ("GHG") emission reduction target in Arizona

"Our family of utilities delivered reliable service to our customers during the quarter while remaining focused on the safety of our employees and communities during the pandemic," said Barry Perry, President and Chief Executive Officer, Fortis. "We maintained operational and financial performance for the first half of 2020 as well as progressed key sustainability initiatives to deliver cleaner energy".

Net Earnings
The Corporation reported second quarter net earnings attributable to common equity shareholders of $274 million, or $0.59 per common share, compared to $720 million, or $1.66 per common share, for the same period in 2019. On a year-to-date basis, net earnings attributable to common equity shareholders were $586 million, or $1.26 per common share, compared to $1,031 million, or $2.39 per common share, for the same period in 2019.

Earnings for the quarter and year to date reflect significant one-time items: (i) a $484 million gain on the disposition of the Waneta Expansion hydroelectric generating facility ("Waneta Expansion") in April 2019; and (ii) the reversal of a $13 million tax recovery, originally recognized in 2019, due to the finalization of anti-hybrid regulations in April 2020 associated with U.S. tax reform; partially offset by (iii) a $27 million favourable base ROE adjustment at ITC reflecting the reversal of liabilities established in prior years as a result of a May 2020 Order issued by the Federal Energy Regulatory Commission ("FERC").

Notwithstanding the significant one-time items, the regulated utilities delivered improved financial results during the second quarter, increasing earnings per common share ("EPS") due to: (i) rate base growth, led by ITC; (ii) increased retail sales at UNS Energy, driven by weather; (iii) favourable foreign exchange; and (iv) the timing of operating expenses at FortisBC Energy. This growth was tempered by: (i) lower earnings in the Caribbean due to the impact of the COVID-19 pandemic on tourism-related activities; (ii) higher COVID-related costs, including credit losses, driven by Central Hudson; and (iii) a higher weighted average number of common shares outstanding.

On a year-to-date basis, EPS reflected the same factors discussed above for the quarter but was further tempered by lower earnings at Tucson Electric Power ("TEP"), which reflect higher costs associated with approximately $1 billion of utility infrastructure investments spent over the past few years that have not yet been reflected in rates and a decline in the market value of certain investments that support retirement benefits caused by financial market volatility. While later than expected, new rates at TEP that recover these investments are anticipated to be approved prior to the end of 2020.

_______________________
1 Financial information is presented in Canadian dollars unless otherwise specified.
2 Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-US GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-US GAAP Reconciliation provided herein.

i

Adjusted Net Earnings2
On an adjusted basis, second quarter net earnings attributable to common equity shareholders were $258 million, or $0.56 per common share, compared to $235 million, or $0.54 per common share, for the same period in 2019.

Year-to-date adjusted net earnings attributable to common equity shareholders were $573 million, or $1.23 per common share, compared to $551 million, or $1.28 per common share, for the same period in 2019.

COVID-19 Pandemic
Fortis continues to monitor developments and take measures it believes are warranted to protect the health and safety of employees, customers and communities. In addition to the efforts across the Corporation to control costs throughout the pandemic, the Corporation's utilities have regulatory mechanisms that help stabilize cash flow and earnings which support the continued delivery of reliable service. The regulatory mechanisms function to protect approximately 63% of the Corporation's annual revenue from changes in sales. Of the remaining 37%, principally at UNS Energy and the Other Electric segment, approximately 19% is residential and 18% is commercial and industrial. During the second quarter of 2020, sales not protected by regulatory mechanisms increased approximately 3%, driven by higher residential sales as more people were working from home and warmer temperatures in Arizona.

Fortis is well positioned with strong liquidity due, in part, to a $1.2 billion common equity offering and the sale of the Waneta Expansion in 2019. As at June 30, 2020, total consolidated credit facilities were $5.9 billion with $4.8 billion unutilized. The Corporation's utilities have issued approximately $2 billion of long-term debt since March 2020. They are in a strong financial position and will continue to fund their capital plans and work with customers and their respective regulators to ensure reliable service during the pandemic.

Overall, the capital plan is progressing well with $2.0 billion, or 47% of the $4.3 billion 2020 annual capital plan, spent during the first six months. Currently, the Corporation does not expect any material change in the 2020 capital plan; however, the impact of the COVID-19 pandemic on forecast capital expenditures will continue to be evaluated. Depending on the length and severity of the pandemic, any change in 2020 capital expenditures is expected to be shifted to subsequent years with no change to the five-year capital plan anticipated.

Regulatory Proceedings
In May 2020 FERC issued an order establishing the Midcontinent Independent System Operator ("MISO") base rate of return on common equity ("ROE") for November 2013 through February 2015 and from September 2016 onward at 10.02%. Including existing incentive adders, this implies an all-in ROE of 10.77% for ITC's subsidiaries operating in the MISO region, up from 10.63% based on a November 2019 decision.

In June 2020 the British Columbia Utilities Commission ("BCUC") issued a decision on FortisBC Energy's and FortisBC Electric's multi-year rate plan applications for 2020 to 2024. The decision sets the rate-setting framework for the next five years, including: (i) the level of operation and maintenance expense and capital to be included in customer rates, subject to an incentive formula; (ii) the level of investment in gas innovation initiatives to be included in customer rates; and (iii) a 50/50 sharing between customers and the utilities of variances from the allowed ROE. During the third quarter of 2020, the FortisBC utilities will provide the BCUC with updated 2020 rate filings reflecting the terms of this decision. Current interim rates will remain in effect pending a final determination of 2020 rates by the BCUC.

Sustainability
Earlier this month, Fortis released its 2020 Sustainability Report which highlights the Corporation's focus on the regulated delivery of energy and the setting of ambitious emission reduction goals at two of the Corporation's largest utilities. In Arizona, TEP announced a new GHG reduction target to reduce its emissions by 80% by 2035, from 2005 levels. Renewable generation in Arizona is expected to comprise more than 70% of its generation mix by exiting coal-fired electricity generation and installing approximately 3,800 megawatts of wind and solar generation and battery storage. In British Columbia, FortisBC's 30BY30 goal aims to reduce GHG emissions associated with customer use by 30% by 2030.

During the second quarter, ITC received approval from the Iowa Utilities Board for the Cardinal-Hickory Creek Transmission Line Project. The 345-kilovolt transmission line will help expand system capacity and respond to consumer demands for more cost-effective renewable energy.

ii

Fortis recently joined senior business leaders from Canadian public companies in a pledge to take action to end systemic anti-Black racism. The pledge is part of the BlackNorth Initiative and the newly formed Canadian Council of Business Leaders Against Anti-Black Systemic Racism. During the second quarter, Fortis was also recognized by Corporate Knights as a Best 50 Corporate Citizen in Canada.

"At Fortis, every action we take is influenced by our respect for the environment, our desire to deliver cleaner energy and our dedication to employees and the communities we serve," said Mr. Perry. "Our safety and reliability performance during the pandemic and the steps we are taking to advance key sustainability initiatives are strong evidence that we are on the right path."

Outlook
While uncertainty exists due to the COVID-19 pandemic, the Corporation's long-term outlook is unchanged. Fortis continues to be well positioned to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $18.8 billion five-year capital plan is expected to increase rate base from $28.0 billion in 2019 to $34.5 billion by 2022 and $38.4 billion by 2024, translating into three- and five-year compound annual growth rates of 7.2% and 6.5%, respectively. The capital plan reflects the continuation of key industry trends including grid modernization and the delivery of cleaner energy, which Fortis believes will continue to be drivers of investment over the planning period. Beyond the base capital plan, Fortis continues to pursue additional energy infrastructure opportunities. Key opportunities not yet included in the five-year capital plan include: further expansion of liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy goals in Arizona.

Fortis expects long-term growth in rate base to support continuing growth in earnings and dividends. As such, the Corporation's dividend guidance remains unchanged. The continuation of dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including the continued good performance of the Corporation's utilities, no material impact from the COVID-19 pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year capital plan.

Non-US GAAP Reconciliation

Periods ended June 30	Quarter			Year-to-Date
($ millions, except earnings per share)	2020	2019	Variance	2020	2019	Variance
Common Equity Earnings	274	720	(446)	586	1,031	(445)
Adjusting Items:
May 2020 FERC Order (1)	(27)	—	(27)	(27)	—	(27)
Anti-hybrid tax regulations (2)	13	—	13	13	—	13
Unrealized (gain) loss on mark-to-						—
market of derivatives (3)	(2)	(1)	(1)	1	4	(3)
Gain on disposition (4)	—	(484)	484	—	(484)	484
Adjusted Common Equity Earnings	258	235	23	573	551	22
Adjusted Basic EPS ($)	0.56	0.54	0.02	1.23	1.28	(0.05)
(1) Reversal of regulatory liabilities accrued in prior years as a result of an order from FERC in May 2020 establishing a new base rate of return on common equity, included in the ITC segment
(2) Reversal of a tax recovery, originally recognized in 2019, due to the finalization of anti-hybrid tax regulations in April 2020 associated with U.S. tax reform, included in the Corporate and Other segment
(3) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment
(4) Gain on sale of the Waneta Expansion hydroelectric generating facility, net of expenses, in April 2019, included in the Corporate and Other segment

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $56 billion as at June 30, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

iii

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for the period from 2020 through 2024; targeted average annual dividend growth through 2024; the expectation that the Corporation's utilities will continue to fund the capital plan; the expectation that depending on the length and severity of the pandemic, any change in 2020 capital expenditures is expected to be shifted to subsequent years with no change to the five-year capital plan; the expected timing and outcome of regulatory decisions; TEP's carbon emissions reduction target, 2035 generation mix, and coal-fired generation retirements; FortisBC's 2030 greenhouse gas emissions and renewable gas targets; forecast rate base for 2022 and 2024; and the expectation that long-term growth in rate base will support continuing growth in earnings and dividends.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such factors or assumptions include, but are not limited to: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss Second Quarter 2020 Results

A teleconference and webcast will be held on July 30, 2020 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's second quarter 2020 results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until August 30, 2020. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 5294849.

Additional Information
This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

iv